SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

January 11, 2008
Date of report (Date of earliest event reported)



Petroleum Development Corporation
Exact Name of Registrant as Specified in Charter

Nevada	**0-7246**	**95-2636730**
State or Other	*Commission*	*IRS Employer*
Jurisdiction	*File Number*	*Identification*
of Incorporation		*Number*

120 Genesis Boulevard, Bridgeport, WV 26330
Address of Principal Executive Offices

304-842-3597
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[   ] Written communications pursuant to Rule 425 under Securities Act (17 CFR 230.425)

[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

No Change
Former Name or Former Address, if Changed Since Last Report

Item 7.01. Regulation FD Disclosure.

On Friday, January 11, 2008, Petroleum Development Corporation issued a press release announcing the intent to offer $250 million of senior notes in a private placement. A copy of the press release announcing the intent to offer senior notes is furnished as Exhibit 99.1 to this Current report on Form 8-K.

The Press Release is attached herein as Exhibit 99.1


EXHIBIT INDEX


Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits.

            Exhibit Number: 99.l
                        Press Release, dated January 11, 2008.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PETROLEUM DEVELOPMENT CORPORATION

Date: January 11, 2008

By: /s/ Richard W. McCullough
            Richard W. McCullough
            Vice Chairman and Chief Financial Officer

 *NEWS* *FROM*
Petroleum Development Corporation

FOR IMMEDIATE RELEASE: January 11, 2008
CONTACT: Celesta Miracle - (304) 842-3597 http://www.petd.com

Petroleum Development Corporation
Announces Private Offering of Senior Notes

BRIDGEPORT, WEST VIRGINIA: Petroleum Development Corporation (NASDAQ/GSM: PETD), or PDC, today announced that it intends to offer, subject to market and other conditions, $250 million aggregate principal amount of its senior notes due 2018 in a private offering. PDC plans to use the net proceeds of this offering to repay borrowings under its revolving bank credit facility and for general corporate purposes.

The notes will be offered to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, and outside the United States to persons other than U.S. persons, in reliance on Regulation S. The notes will not be registered under the Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act of 1933 and applicable state securities laws.

This announcement does not constitute an offer to sell, or the solicitation of an offer to buy, any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Petroleum Development Corporation
Petroleum Development Corporation (www.petd.com) is an independent energy company engaged in the development, production and marketing of natural gas and oil. Its operations are focused in the Rocky Mountains with additional operations in the Appalachian Basin and Michigan. PDC is included in the S&P SmallCap 600 Index and the Russell 3000 Index of Companies.

Certain matters discussed within this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although PDC believes the expectations reflected in such forward- looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, drilling results, regulatory changes, changes in local or national economic conditions and other risks detailed from time to time in the Company's reports filed with the SEC, including quarterly reports on Form 10-Q, current reports on Form 8-K and annual reports on Form 10-K.